UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 1, 2010

	By:	/S/ ALEXANDER Y. TORBAKHOV
	Name:	Alexander Y. Torbakhov
	Title:	General Director

EXPLANATORY NOTE

On May 25, 2010, VimpelCom Ltd., the holder of 97.87% of the shares of voting stock of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”), delivered a Squeeze-Out Demand (the “Squeeze-Out Demand”) to OJSC VimpelCom in respect of OJSC VimpelCom’s outstanding common shares (including those underlying American depositary receipts (“ADRs”) representing American depositary shares (“ADSs”)) that VimpelCom Ltd. does not already own. According to the Squeeze-Out Demand, VimpelCom Ltd. will acquire all remaining OJSC VimpelCom common shares, including those underlying ADRs representing ADSs, for a cash payment of RUB 11,800 per share. Holders of OJSC VimpelCom ADRs representing ADSs (each of which represents 1/20 of one OJSC VimpelCom share) will be entitled to receive the US dollar equivalent of RUB 590 per ADS, less a cancellation fee of $0.02 per ADS and any other fees and expenses of The Bank of New York Mellon as depositary (the “Depositary”) and its Russian custodian and agent. The squeeze-out price was determined as the market value of the OJSC VimpelCom shares as of February 28, 2010 by an independent Russian appraiser in accordance with Russian law. The appraisal was supplemented with a value analysis by ZAO Deloitte and Touche CIS.

The Squeeze-Out Demand establishes July 14, 2010 as the “list date” for the squeeze-out procedure. Registered holders of OJSC VimpelCom common shares as of this date will receive the cash payments to which they are entitled and their shares (including shares underlying ADRs representing ADSs) will be mandatorily transferred to VimpelCom Ltd. by operation of law. Thereafter, OJSC VimpelCom ADSs will no longer represent OJSC VimpelCom common shares but only a right to receive a net cash payment upon cancellation. VimpelCom Ltd. is required to pay for all outstanding OJSC VimpelCom common shares within 25 days of the list date (i.e., by August 8, 2010).

In connection with the Squeeze-Out Demand, OJSC VimpelCom has informed the Depositary of its decision to terminate the Deposit Agreement dated November 20, 1996 (the “Deposit Agreement”) relating to its sponsored ADR program. The Deposit Agreement will be terminated as of September 1, 2010.

OJSC VimpelCom is furnishing as Exhibits to this Report of Foreign Private Issuer on Form 6-K certain material it distributed to its ADR holders and registered holders of its common shares.

Exhibit List

99.1	Notice to ADR Holders

99.2	Notice to Registered Holders of OJSC VimpelCom common shares as of May 25, 2010

99.3	Squeeze-Out Demand

99.4	Recommendation of the Board of Directors of OJSC VimpelCom

99.5	Conclusion section of the Report of the Independent Russian Appraiser

99.6	Application for Transfer of Funds

Exhibit 99.1

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING

AMERICAN DEPOSITARY SHARES OF

OJSC “VIMPEL-COMMUNICATIONS” (ADR CUSIP: 68370R109)

May 31, 2010

Dear Sir/Madam:

On May 25, 2010, VimpelCom Ltd., the holder of 97.87% of the shares of the voting stock of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”), delivered a Squeeze-Out Demand (the “Squeeze-Out Demand”) to OJSC VimpelCom in respect of OJSC VimpelCom’s outstanding common shares (including those underlying American depositary receipts (“ADRs”) representing American depositary shares (“ADSs”)) that VimpelCom Ltd. does not already own. According to the Squeeze-Out Demand, VimpelCom Ltd. will acquire all remaining OJSC VimpelCom common shares, including those underlying ADRs representing ADSs, for a cash payment of RUB 11,800 per share. Because each OJSC VimpelCom ADS represents 1/20 of one OJSC VimpelCom common share, holders of OJSC VimpelCom ADRs representing ADSs will be entitled to receive the US dollar equivalent of RUB 590 per ADS, less a cancellation fee of $0.02 per ADS and any other fees and expenses of The Bank of New York Mellon as depositary (the “Depositary”) and its Russian custodian and agent. The squeeze-out price was determined as the market value of the OJSC VimpelCom shares as of February 28, 2010 by an independent Russian appraiser in accordance with Russian law. The appraisal was supplemented with a value analysis by ZAO Deloitte and Touche CIS.

The Squeeze-Out Demand establishes July 14, 2010 as the “list date” for the squeeze-out procedure. Registered holders of OJSC VimpelCom common shares as of this date will receive the cash payments to which they are entitled and their shares (including shares underlying ADRs representing ADSs) will be mandatorily transferred to VimpelCom Ltd. by operation of law. Thereafter, OJSC VimpelCom ADSs will no longer represent OJSC VimpelCom common shares but only a right to receive a net cash payment upon cancellation. VimpelCom Ltd. is required to pay for all outstanding OJSC VimpelCom common shares within 25 days of the list date (i.e., by August 8, 2010).

The Depositary has informed us that it will permanently close its books as of 5:00 p.m. New York time on July 9, 2010 for any deposits of OJSC VimpelCom common shares for conversion into ADRs, transfers of registered ADRs and for any surrenders of ADRs for cancellation to withdraw the underlying OJSC VimpelCom common shares (other than cancellations on and after the receipt of the squeeze-out funds). Conversion of the Russian rouble squeeze-out funds to US dollars will occur pursuant to the terms and conditions of the ADRs. The Depositary will send a follow up notice to all OJSC VimpelCom ADR holders notifying them to surrender their ADRs for cancellation to receive the net cash payment.

For your information, enclosed herewith are English translations of the following documents distributed by OJSC VimpelCom to all registered holders of OJSC VimpelCom common shares as of May 25, 2010:

1.	Squeeze-Out Demand;

2.	Recommendation of the Board of Directors of OJSC VimpelCom; and

3.	Conclusion section of the Appraisal Report.

In connection with the Squeeze-Out Demand, OJSC VimpelCom has informed the Depositary of its decision to terminate the Deposit Agreement dated November 20, 1996 (the “Deposit Agreement”) relating to its sponsored ADR program. The Deposit Agreement shall be terminated as of September 1, 2010 (the “Termination Date”). The Depositary will hold uninvested the net cash payment from the squeeze-out, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not theretofore been surrendered, such holders thereupon becoming general creditors of the Depositary with respect to such net proceeds.

Please contact Sammy Peermal of The Bank of New York Mellon at +1.954.255.5137 if you have any questions in connection with your ADSs. If you have any other questions, please call OJSC VimpelCom Investor Relations at +7 495 974 5888.

Kind Regards,

/s/ Alexander Torbakhov
Alexander Torbakhov General Director

Exhibit 99.2

NOTICE TO SHAREHOLDERS

REGARDING THE SQUEEZE-OUT DEMAND RECEIVED BY THE COMPANY

Dear Shareholder,

Open Joint Stock Company “Vimpel-Communications” (the “Company”) hereby notifies you of the Squeeze-Out Demand in respect of the Company’s common shares (the “Squeeze-Out Demand”) received by the Company from VimpelCom Ltd. (the “Purchasing Shareholder”) (enclosed herewith). The Company’s Board of Directors has reviewed the Squeeze-Out Demand and issued the Recommendations enclosed herewith on May 26, 2010.

The Purchasing Shareholder currently owns 97.60% of the common shares and 100.00% of the preferred shares of the Company, constituting in aggregate 97.87% of the Company’s total issued stock.

The Squeeze-Out Demand was filed with the Company in accordance with Art. 84.8 of the Federal Law On Joint-Stock Companies dated December 26, 1995.

Pursuant to the Squeeze-Out Demand the Purchasing Shareholder will purchase from Company shareholders all common shares at the price of Eleven Thousand Eight Hundred Rubles (RUR11,800) per One (1) common share (the “Purchase Price”).

The purchase price was determined on the basis of the independent appraiser’s report (Report No. 1138/10 on Appraisal of the Market Price of One Common Share of the Company, dated May 5, 2010, prepared by a consortium of contractors consisting of Limited Liability Company “Institut Problem Predprinimatelstva” and ZAO Deloitte & Touche CIS, signed by S.R. Edomsky and E.A. Burdaeva, the appraisers, and by E.V. Popov, a partner of ZAO Deloitte & Touche CIS, containing the seal and signature of N.Yu. Mochulovsky, Director of OOO Institute of Entrepreneurial Studies, the “Appraisal Report”) (the conclusion section of the Appraisal Report is enclosed herewith).

Payment to holders of the Company’s common shares shall be made in cash in Rubles by bank transfer or by mail remittance at the address specified in the applications of shareholders included in the list of purchased securities as of the record date set forth in the Squeeze-Out Demand (for more information regarding the application see paragraphs 1-2 below).

The date for preparing the list of the holders of purchased securities specified in the Squeeze-Out Demand is the Fourteenth day (14) of July, 2010. From such date no transfer of title or encumbrance over the purchased securities is permitted.

1.	A shareholder may send to the address specified in paragraph 2 below a written application stating his full name, residential address (registered address), details of the bank account to which the consideration for the securities purchased is to be paid. If the shareholder has no bank account, payment for the securities will be made by mail remittance at the address specified in the shareholder’s application (form of the application is enclosed herewith).

2.	Shareholders should submit applications to the following address on or before the Fourteenth day (14) of July, 2010: Russian Federation, 121357, Moscow, Veresaeva street, 6, Closed Joint-Stock Company National Registration Company (Head Office), c/o VimpelCom Ltd.

3.	The Purchasing Shareholder will pay for the securities purchased within 25 days after the above record date (i.e. during the period from the Fifteenth (15) of July, 2010 through the Eighth (8) day of August, 2010). If the purchased securities are attached, such 25-day period shall run from the day on which the Purchasing Shareholder became or should have become aware of cancellation or lifting of attachment with respect to such securities.

4.	Payment for common shares will be made to a shareholder by bank transfer of monetary funds (in an amount equal to the Purchase Price multiplied by the number of the Company’s common shares owned by the shareholder as of the Fourteenth (14) day of July, 2010) pursuant to the bank details specified by the shareholder in the application or by mail remittance at the residential address of the shareholder (if so instructed by the shareholder).

5.	If no application is received from a shareholder by Closed Joint-Stock Company National Registration Company within the established period of time (on or before the Fourteenth (14) day of July, 2010) or if the shareholder’s application does not specify the bank details or the address for mail remittance of the funds (as required) the amount due to be paid to the shareholder for his securities will be deposited with the following notary: Nikolay Viktorovich Repin (address: Russian Federation, 117292, Moscow, Profsoyuznaya Str., 20/9, telephones +7 (499) 125-21-77, +7 (499) 125-36-69, +7 (495) 661-46-24). The funds may be released from the notary’s deposit within 3 years. Please note that for the purposes of payment for the purchased shares the Purchasing Shareholder may not use by default the details previously provided by shareholders for the purposes of receiving dividends on the Company shares.

If a nominal holder fails to provide information on the beneficial owners of the common shares the consideration for the securities purchased will be transferred to the nominal holder.

6.	The Appraisal Report is available for examination by owners of the purchased securities on business days at the following address: 4, Krasnoproletarskaya ul., Moscow, Russia.

Enclosure:

1.	Squeeze-Out Demand;

2.	Recommendation of the Board of Directors of VimpelCom

3.	Conclusion section of the Appraisal Report;

4.	Form of Application for Transfer of Funds.

For information please call: 440-6324/25/45.

A. Torbakhov

General Director

May 27, 2010

Exhibit 99.3

Prepared using the system GARANT

[Stamp with the following text in italics:]

RECEIVED BY OJSC VIMPELCOM on May 24, 2010

[Handwritten text:]

Correction approved

[signed]

[Stamp with the following text in italics:]

RECEIVED BY OJSC VIMPELCOM on May 25, 2010

[Stamp with the following text in italics:] 7 May 2010

Appendix 5

To Regulations for Performing Certain Actions

In Connection with the Acquisition of More than a

30 Percent Stake in Open Joint Stock Companies

As Approved by Federal Financial Markets Service

Order No. 06/76/pz-n, dated July 13, 2006

(as amended on October 16, 2007)

The Federal Service for Financial Markets Mail Room [signed] N.K. Kemarskaya

SQUEEZE-OUT DEMAND TO PURCHASE SECURITIES

ISSUED BY AN OPEN JOINT STOCK COMPANY

VimpelCom Ltd.

(indicate name of person making squeeze-out demand to purchase securities issued by an open joint stock company)

Open Joint Stock Company Vimpel-Communications

(indicate full name of open joint stock company targeted by the squeeze-out demand)

Type/class/series of the securities with respect to which the squeeze-out demand is made

Uncertificated registered shares of common stock, registered under No. 1-02-00027-A

Registered address (place of residence) of the person making the squeeze-out demand to purchase securities	Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands
(indicate registered address (place of residence) of person making squeeze-out demand to purchase securities issued by an open joint stock company)

Contact information for person making the squeeze-out demand to purchase securities issued by the open joint stock company
Telephone:	+7 (495) 440-6324, +7 (495) 440-6325, +7 (495) 440-6345
(indicate telephone numbers, including international dialing code, of the person making a squeeze-out demand to purchase securities issued by an open joint stock company)

Fax:	+7 (495) 440-6355
(indicate fax number, including international dialing code, of the person making a squeeze-out demand to purchase securities issued by an open joint stock company)

E-mail:	info@nrcreg.ru
(indicate e-mail address of the person making a squeeze-out demand to purchase securities issued by an open joint stock company)

Mailing address:	VimpelCom Ltd., c/o NRC, 6 Veresaev Street, Moscow 121357, Russian Federation
(indicate mailing address used to receive correspondence by post by the person making squeeze-out demand to purchase securities issued by an open joint stock company)

Prepared using the system GARANT

Representative acting under the unnumbered power of attorney, dated April 28, 2010	[signed]	Mr. Vladimir Aleksandrovich Markin

Representative acting under the unnumbered power of attorney, dated April 28, 2010	[signed]	Mr. Aleksandr Dmitrievich Tarabrin
(the title of the chief executive officer or another person who signs the squeeze-out demand to purchase securities on behalf of the person making such offer and the title and details of the document authorizing such other person to sign the squeeze-out demand to purchase securities on behalf of the person making such offer)	(sign here)	(full name.)

Date « 7 » May 2010
(Affix company seal here if a legal entity)

I. Information on the Open Joint Stock Company, the Issuer of Securities Targeted by the Squeeze-out Demand to Purchase Securities
1.1	Full company name	Open Joint Stock Company Vimpel-Communications

1.2	Abbreviated company name, if any	AO VimpelCom (“OJSC VimpelCom”)

1.3	Registered address	10, 8th March Street, Building 14, Moscow 127083, Russian Federation

1.4	Main State Registration Number (OGRN)	1027700166636

1.5	Taxpayer Identification Number (INN)	7713076301

1.6	Issuer’s code assigned by registration authorities	00027-A

II. Information on the Person Making the Squeeze-Out Demand to Purchase Securities Issued by the Open Joint Stock Company in Series
2.1	Individual	No

2.2	Legal entity	Yes

2.3	Resident	No

2.4	Nonresident	Yes

If an individual:

2.5	Full name	Not applicable

2.6	Place of residence	Not applicable

If a legal entity:

2.7	Full company name	VimpelCom Ltd.

2.8	Abbreviated company name, if any	Not applicable

2.9	Registered address	Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands (principal place of business)

2.10	Main State Registration Number (OGRN)	None; registration number 43271 in the jurisdiction of its organization (Bermuda)

2.11	Taxpayer Identification Number (INN)	None

2.12	Issuer’s code, if any, assigned by registration authorities	None

2.13.	Information on the Number of Shares of the Open Joint Stock Company Owned by the Person Making the Squeeze-out Demand to Purchase Securities Issued by the Open Joint Stock Company in Series

Number of shares owned by such person in the open joint stock company

2.13.1.	Number of shares / percentage[1] of common stock	50,050,797	2.13.2.	Total number of shares percentage[2] of preferred stock, including:	/ 6,426,600 / 100.00% shares

				a) Type A , shares/%[2]	6,426,600 shares / 100.00%

		shares / 97.60%		b) Type , shares/%[2]	/

				c) Type , shares/%[2]	/

Prepared using the system GARANT

Number of shares in the open joint stock company, as defined by Article 84.1(1) of the Federal Law “On Joint Stock Companies”, purchased by the same person pursuant to the most recent voluntary offer to purchase all securities issued by the open joint stock company in series, as defined by Article 84.2(1) of the Federal Law “On Joint Stock Companies”, or pursuant to a mandatory offer

2.13.3.	Description of the most recent offer whereunder shares, as defined by Article 84.1(1) of the Federal Law “On Joint Stock Companies”, in the open joint stock company had been purchased	Voluntary offer to purchase all securities of an open joint stock company issued in series, as defined by Article 84.2(1) of the Federal Law “On Joint Stock Companies”

2.13.4.	Dead-line for accepting the relevant offer	April 20, 2010

2.13.5.	Number of shares, as defined by Article 84.1(1) of the Federal Law “On Joint Stock Companies”, in the open joint stock company purchased pursuant to the relevant offer, shares/%[3]	56,477,397 shares / / 97.87%

2.14.

Information on Each Person Which, Individually or Jointly with its Affiliates, Holds at

Least 20% of the Voting Rights in the Highest Governing Body of the Legal Entity

Making the Squeeze-out Demand to Purchase Securities Issued by the Open Joint

Stock Company in Series

2.15.	If an individual:

Information on each individual who, individually or jointly with his/her affiliates, holds at least 20% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled		Percentage of the voting rights which is held by such individual, either individually or jointly with his/her affiliates, in the highest governing body of the legal entity referred to above, %

2.15.1.1.	Full name	There is no such individual	2.15.1.3.	Not applicable
2.15.1.2.	Place of residence	Not applicable

2.15.2.1.	Full name	There is no such individual	2.15.2.3.	Not applicable
2.15.2.2.	Place of residence	Not applicable

Prepared using the system GARANT

2.16.	If a legal entity:

Information on each legal entity that, individually or jointly with its affiliates, holds at least 20% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled			Percentage of the voting rights which is held by such entity, either individually or jointly with its affiliates, in the highest governing body of the legal entity referred to above

2.16.1.1.	Full company name	Altimo Holdings & Investments Ltd.	2.16.1.6.	33.3% (three out of the nine directors) (together with its affiliates Altimo Cooperatiev U.A. and Eco Telecom Limited)
2.16.1.2.	Abbreviated name	Not applicable
2.16.1.3.	Registered address	Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands
2.16.1.4.	Main State Registration Number (OGRN)	None; registration number 178274 in the jurisdiction of its organization (British Virgin Islands)
2.16.1.5.	Taxpayer Identification Number (INN)	None

2.16.2.1.	Full company name	Altimo Cooperatiev U.A.	2.16.2.6.	33.3% (three out of the nine directors) (together with its affiliates Altimo Holdings & Investments Ltd. and Eco Telecom Limited)
2.16.2.2.	Abbreviated name	Not applicable
2.16.2.3.	Registered address	Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands
2.16.2.4.	Main State Registration Number (OGRN)	None; registration number 34344220 in the jurisdiction of its organization (The Netherlands)
2.16.2.5.	Taxpayer Identification Number (INN)	None

2.16.3.1.	Full company name	Eco Telecom Limited	2.16.3.6.	33.3% (three out of the nine directors) (together with its affiliates Altimo Holdings & Investments Ltd. and Altimo Cooperatiev U.A.)
2.16.3.2.	Abbreviated name	Not applicable
2.16.3.3.	Registered address	9/3a International Commercial Centre, Casemates Square, Gibraltar
2.16.3.4.	Main State Registration Number (OGRN)	None; registration number 79038 in the jurisdiction of its organization (Gibraltar)

Prepared using the system GARANT

2.16.3.5.	Taxpayer Identification Number (INN)	None
2.16.4.1.	Full company name	Telenor East Invest AS	2.16.4.6.	33.3% (three out of the nine directors) (together with its affiliate Telenor Mobile Communications AS)
2.16.4.2.	Abbreviated name	Not applicable
2.16.4.3.	Registered address	Snarøyveien 30, N-1331 Fornebu, Norway
2.16.4.4.	Main State Registration Number (OGRN)	None; registration number 976518209 in the jurisdiction of its organization (Norway)
2.16.4.5.	Taxpayer Identification Number (INN)	None
2.16.5.1.	Full company name	Telenor Mobile Communications AS	2.16.5.6.	33.3% (three out of the nine directors) (together with its affiliate Telenor East Invest AS)
2.16.5.2.	Abbreviated name	Not applicable
2.16.5.3.	Registered address	Snarøyveien 30, N-1331 Fornebu, Norway
2.16.5.4.	Main State Registration Number (OGRN)	None; registration number 963815840 in the jurisdiction of its organization (Norway)
2.16.5.5.	Taxpayer Identification Number (INN)	None
2.17

Information on Each Person Which Holds at Least 10% of the Voting Rights to Which All Members of the Highest Governing Body of the Legal Entity Making the Squeeze-out Demand to Purchase Securities Issued by the Open Joint Stock Company in Series Are Entitled, and Which Is Registered in a Jurisdiction That Gives Favorable Tax Treatment and/or Does Not Require Disclosure or Provision of Information in Connection with Financial Transactions (a “Tax Haven”)

2.18	If an individual:
Information on each individual who holds at least 10% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled and who is registered in a tax haven			Percentage of the voting rights which is held by such individual in the highest governing body of the legal entity referred to above
2.18.1.1	Full name	There is no such individual	2.18.1.3	Not applicable
2.18.1.2	Place of residence	Not applicable
2.18.2.1.	Full name	There is no such individual	2.18.2.3.	Not applicable

Prepared using the system GARANT

2.18.2.2.	Place of residence	Not applicable
2.19.	If a legal entity:

Information on each legal entity that holds at least 10% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled and that is registered in a tax haven

Percentage of the voting rights which is held by such entity in the highest governing body of the legal entity referred to above
2.19.1.1.	Full company name	Altimo Holdings & Investments Ltd.	2.19.1.4.	33.3% (three out of the nine directors) (together with its affiliates Altimo Cooperatiev U.A. and Eco Telecom Limited)
2.19.1.2.	Abbreviated name	Not applicable
2.19.1.3.	Registered address	Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands
Information on each person which benefits from the ownership of shares in such legal entity registered in a tax haven (a “beneficiary”)			Percentage of the voting rights which is held by such beneficiary in the highest governing body of such legal entity registered in a tax haven
If the beneficiary is an individual
2.19.1.5.	Full name	There is no such individual	2.19.1.7.	Not applicable
2.19.1.6.	Place of residence	Not applicable
2.19.1.8.	Full name	There is no such individual	2.19.1.10.	Not applicable
2.19.1.9.	Place of residence	Not applicable
If the beneficiary is a legal entity
2.19.1.11.	Full company name	Alja Investments Limited	2.19.1.16.	2.193%
2.19.1.12.	Abbreviated name	Not applicable
2.19.1.13.	Registered address	Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands
2.19.1.14.	Main State Registration Number (OGRN)	None; registration number 357852 in the jurisdiction of its organization (British Virgin Islands)
2.19.1.15.	Taxpayer Identification Number (INN)	Not applicable

Prepared using the system GARANT

2.19.1.17.	Full company name	Bardsley Investments Corp.	2.19.1.22.	11.869%

2.19.1.18.	Abbreviated name	Not applicable

2.19.1.19.	Registered address	Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, BVI

2.19.1.20.	Main State Registration Number (OGRN)	None; registration number 267942 in the jurisdiction of its organization (British Virgin Islands)

2.19.1.21.	Taxpayer Identification Number (INN)	Not applicable

2.19.1.23.	Full company name	Cotesmore Holdings Limited	2.19.1.28.	18.604%

2.19.1.24.	Abbreviated name	Not applicable

2.19.1.25.	Registered address	1st Floor, Kings Court, Bay Street, N-3994, Nassau, Bahamas

2.19.1.26.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (the Bahamas): 46824B

2.19.1.27.	Taxpayer Identification Number (INN)	None

2.19.1.29.	Full company name	Dendar Investment Fund Limited	2.19.1.34.	7.021%

2.19.1.30.	Abbreviated name	Not applicable

2.19.1.31.	Registered address	57/63 Line Wall Road, Gibraltar

2.19.1.32.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (Gibraltar): 62307

2.19.1.33.	Taxpayer Identification Number (INN)	None

2.19.1.35.	Full company name	Fairacre Holdings Limited	2.19.1.40.	2.079%

Prepared using the system GARANT

2.19.1.36.	Abbreviated name	Not applicable

2.19.1.37.	Registered address	Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Island

2.19.1.38.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (British Virgin Islands): 1408678

2.19.1.39.	Taxpayer Identification Number (INN)	None

2.19.1.41.	Full company name	Grand Financial Group Limited	2.19.1.46.	13.974%
2.19.1.42.	Abbreviated name	Not applicable
2.19.1.43.	Registered address	Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands
2.19.1.44.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (British Virgin Islands): 459071
2.19.1.45.	Taxpayer Identification Number (INN)	None

2.19.1.47.	Full company name	Laketown Services Limited	2.19.1.52.	42.294%
2.19.1.48.	Abbreviated name	Not applicable
2.19.1.49.	Registered address	8 Prospect Hill, Douglas, Isle of Man
2.19.1.50.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (Isle of Man): 087581C
2.19.1.51.	Taxpayer Identification Number (INN)	None

2.19.1.53.	Full company name	R&B Investments Limited	2.19.1.58.	0.525%

2.19.1.54.	Abbreviated name	Not applicable

Prepared using the system GARANT

2.19.1.55.	Registered address	Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands

2.19.1.56.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (British Virgin Islands): 358381

2.19.1.57.	Taxpayer Identification Number (INN)	None

2.19.1.59.	Full company name	Thoro Holding Ltd.	2.19.1.64.	1.25%
2.19.1.60.	Abbreviated name	Not applicable
2.19.1.61.	Registered address	Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands
2.19.1.62.	Main State Registration Number (OGRN)	None; registration number in the jurisdiction of its organization (British Virgin Islands): 1047641
2.19.1.63.	Taxpayer Identification Number (INN)	None

2.19.1.65.	Full company name	My Bank (Ltd.)	2.19.1.70.	0.191%
2.19.1.66.	Abbreviated name	My Bank (Ltd.)
2.19.1.67.	Registered address	35 Khoroshevskoye Chaussee, Building 3, Moscow 123007, Russia
2.19.1.68.	Main State Registration Number (OGRN)	1027739672300
2.19.1.69.	Taxpayer Identification Number (INN)	7714014756

Information on each legal entity that holds at least 10% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled and that is registered in a tax haven			Percentage of the voting rights which is held by such entity in the highest governing body of the legal entity referred to above

2.19.2.1.	Full company name	Eco Telecom Limited	2.19.2.4.	33.3% (three out of the nine directors) (together with its affiliates Altimo Holdings & Investments Ltd. and Altimo Cooperatiev U.A.)
2.19.2.2.	Abbreviated name	Not applicable
2.19.2.3.	Registered address	9/3a International Commercial Centre, Casemates Square, Gibraltar

Prepared using the system GARANT

Information on each person which benefits from the ownership of shares in such legal entity registered in a tax haven (a “beneficiary”)			Percentage of the voting rights which is held by such beneficiary in the highest governing body of such legal entity registered in a tax haven

If the beneficiary is an individual

2.19.2.5.	Full name	There is no such individual	2.19.2.7.	Not applicable
2.19.2.6.	Place of residence	Not applicable
2.19.2.8.	Full name	There is no such individual	2.19.2.10.	Not applicable
2.19.2.9.	Place of residence	Not applicable

If the beneficiary is a legal entity

2.19.2.11.	Full company name	Altimo Holdings & Investments Ltd.	2.19.2.16.	100%
2.19.2.12.	Abbreviated name	Not applicable
2.19.2.13.	Registered address	Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands
2.19.2.14.	Main State Registration Number (OGRN)	None; registration number 178274 in the jurisdiction of its organization (British Virgin Islands)
2.19.2.15.	Taxpayer Identification Number (INN)	Not applicable

III. Information on Each Shareholder of the Open Joint Stock Company Which Is an Affiliate of

the Person Making the Squeeze-out Demand to Purchase Securities Issued by the Open Joint

Stock Company in Series

3.1.	If an individual:

3.1.1.1.	Full name	There is no such individual

3.1.1.2.	Place of residence	Not applicable

3.1.1.3.	Basis of affiliation	Not applicable

Number of shares owned by such affiliate in the open joint stock company

3.1.1.4.	Number of shares / percentage[1] of common stock	0 shares / 0.00%	3.1.1.5.	Total number of shares / percentage[2] of preferred stock, including:	0 shares	/	0.00%
				a) Type A , shares/%[2]	0 shares	/	0.00%
				b) Type , shares/%[2]		/

				c) Type , shares/%[2]		/

Prepared using the system GARANT

3.2.	If a legal entity:

3.2.1.1.	Full company name	There is no such entity

3.2.1.2.	Abbreviated company name (if any)	Not applicable

3.2.1.3.	Registered address	Not applicable

3.2.1.4.	Main State Registration Number (OGRN)	Not applicable

3.2.1.5.	Taxpayer Identification Number (INN)	Not applicable

3.2.1.6.	Basis of affiliation	Not applicable

Number of shares owned by such affiliate in the open joint stock company
3.2.1.7.	Number of shares / percentage[1] of common stock	0 shares / 0.00%	3.2.1.8.	Total number of shares / percentage[2] of preferred stock, including:	0 shares	/	0.00%
				a) Type A , shares/%[2]	0 shares	/	0.00%
				b) Type , shares/%[2]		/
				c) Type , shares/%[2]		/

IV. Information on the Number of Shares Owned, in the Aggregate, by the Person Making the

Squeeze-out Demand to Purchase Securities Issued by the Open Joint Stock Company in Series

and the Affiliates of Such Person

Number of shares owned by such persons in the open joint stock company
4.1.	Number of shares / percentage[1] of common stock	50,050,797 shares / 97.60%	4.2.	Total number of shares / percentage[2] of preferred stock, including:	6,426,600 shares	/	100.00%
				a) Type A , shares/%[2]	6,426,600 shares	/	100.00%
				b) Type , shares/%[2]		/
				c) Type , shares/%[2]		/

Prepared using the system GARANT

4.3.	Number of shares / percentage[3] represented by shares specified in Article 84.1(1) of the Federal Law “On Joint Stock Companies” and owned by the person making the squeeze-out demand to purchase securities and its affiliates in the open joint stock company[3]	56 477 397 shares / 97,87%

V. Information on the Securities Issued by the Open Joint Stock Company in Series, with Respect to Which the Squeeze-out Demand to Purchase Securities Is Made
Type/class/series of securities of the open joint stock company to which the squeeze-out demand applies
5.1.	Uncertificated registered shares of common stock, registered under No. 1-02-00027-A
5.2.	Not applicable

VI. Information on the Terms and Conditions of the Squeeze-out Demand to Purchase Securities Issued by the Open Joint Stock Company in Series

6.1.	Type/class/series of securities being bought out	Uncertificated registered shares of common stock, registered under No. 1-02-00027-A
Terms And Conditions Of Buyout Of Such Type/Class of Securities Issued In Series
6.1.1.	The proposed price of securities being bought out or the method for the determination of such price	11,800 (eleven thousand eight hundred) rubles per 1 (one) security purchased and specified in 6.1 above

6.1.2.	Substantiation of the proposed price of securities being bought out, including information on the compliance of the proposed price of securities being bought out with Article 84.8(4) of the Federal Law “On Joint Stock Companies”

The proposed price of the securities being bought out, as specified in 6.1.1 above, is equal to their market value, determined by an independent appraiser (the details of such appraiser are specified in 7.1 below) to be 11,800 (eleven thousand eight hundred) rubles per 1 (one) uncertificated registered share of common stock, as specified in 6.1 above (Report No. 1138/10 of May 5, 2010 on the appraisal of the market value of one ordinary share of OJSC VimpelCom prepared by a consortium comprising LLC Institut Problem Predprinimatelstva and ZAO Deloitte and Touche CIS and signed by appraisers S.R. Edomsky and Ye.A. Burdaeva, as well as by Ye.V. Popov, a partner in ZAO Deloitte and Touche CIS, with an affixed seal and signature of N.Yu. Mochulovskaya, Director, Limited Liability Company Institut Problem Predprinimatelstva).

The proposed price specified in 6.1.1 above for the securities being bought out exceeds the price at which the same securities had been acquired pursuant to a voluntary offer to purchase all securities issued by the open joint stock company, as defined in Article 84.2(1) of the Federal Law “On Joint Stock Companies”, as a result of which VimpelCom Ltd. became the owner of more than 95% of the overall number of securities of the open joint stock company defined in Article 84.1(1) of the Federal Law “On Joint Stock Companies”, with due account for shares owned by the same person and its affiliates (hereinafter referred to as the “Voluntary Offer”).

Prepared using the system GARANT

After the expiry of the deadline for the acceptance of the Voluntary Offer, neither VimpelCom Ltd. nor its affiliates have purchased or have made any commitments to purchase the securities being bought out.

Therefore, the offered price for the securities being bought out, as specified in 6.1.1 above, is in compliance with the requirements of Article 84.8(4) of the Federal Law “On Joint Stock Companies”.

6.1.3.	Consideration in cash for securities being bought out	Payment for securities being bought out will be made exclusively in cash in Russian rubles as specified in 6.1.4 below.

6.1.4.	Period for, and method of, payment in cash for securities being bought out

Payment for securities being bought out will be made within 25 (twenty-five) days of the date on which the list of owners of securities being bought out will be compiled, as specified in 6.3.1 below, by way of transfer of funds to the banking address or a money order address specified by the owner of the securities being bought out in the application submitted by him pursuant to 6.3.3 and 6.3.4 below, and within the timeframe specified in 6.3.2 below.

If the nominee holder fails to provide information regarding the persons for whose benefit it holds the securities, VimpelCom Ltd. (or a paying agent acting on behalf of VimpelCom Ltd.) will transfer the funds owing for the securities being bought out to the nominee holder.

If, within the established timeframe, an application from an owner of securities being bought out fails to be received as per the procedure set forth in 6.3.2 below, or should the received application omit required banking details or a money order address for the transfer of funds, then VimpelCom Ltd. will transfer the funds to a deposit held by a notary, information on whom is provided in 6.3.5 below.

6.1.5.	Other additional terms and conditions	Not applicable

Prepared using the system GARANT

6.2.	Type/class/series of securities being bought out	Not applicable

Terms and Conditions of Buyout of Such Type/Class of Securities Issued in Series

6.2.1.	The proposed price of securities being bought out or the method for the determination of such price	Not applicable

6.2.2.	Substantiation of the proposed price of the securities being bought out, including information on the compliance of the proposed price of securities being bought out with Article 84.8(4) of the Federal Law “On Joint Stock Companies”	Not applicable

6.2.3.	Consideration in cash for securities being bought out	Not applicable

6.2.4.	Period for, and method of, payment in cash for securities being bought out	Not applicable

6.2.5.	Other additional terms and conditions	Not applicable

6.3.	Other Terms and Conditions of Buyout of Securities Issued in Series

6.3.1.	Date as of which the list of owners of securities being bought out will be compiled	July 14 (the fourteenth), 2010

6.3.2.	Deadline for receiving applications, by the person making the squeeze-out demand to purchase securities of the open joint stock compnay, from owners of securities being bought out, with bank details or money order addresses to be used for the transfer of funds owing for securities being bought out	Applications containing information about the bank details or money order address for a postal money order for the transfer of funds for securities being bought out to the owners of securities of the open joint stock company, should be received no later than the date as of which the list of owners of securities being bought out will be compiled, as defined in 6.3.1 above. The applications should be sent or provided by the owners of securities to addresses specified in 6.3.3 and 6.3.4 below.

6.3.3.	Mailing address for sending applications from owners of securities being bought out, with bank details or money order addresses to be used for the transfer of funds or for a postal money order for securities being bought out	VimpelCom Ltd., c/o Closed Joint Stock Company “THE NATIONAL REGISTRY COMPANY”, Head Office, 6 Veresaev Street, Moscow 121357, Russian Federation

6.3.4.	Address to which applications from owners of securities being bought out, with bank details or money order addresses to be used for the transfer of funds or for a postal money order for securities being bought out, may be delivered in person	VimpelCom Ltd., c/o Closed Joint Stock Company “THE NATIONAL REGISTRY COMPANY”, Head Office, 6 Veresaev Street, Moscow 121357, Russian Federation

Prepared using the system GARANT

6.3.5.	Information concerning the notary holding the deposit account for transfers of funds owing for securities being bought out in the situation defined in Aricle 84.8(7) of the Federal Law “On Joint Stock Companies”

(1)      Moscow-based notary public Nikolai Viktorovich Repin

(2)      License 77 No 000098 dated March 1, 2001, issued by the Main Department of Justice of the city of Moscow; Order No 229-ch dated September 5, 2001

(3)      Legal address: 20/9 Profsoyuznaya St., Moscow,117292, the Russian Federation

(4)      TIN 773102150815

(5)      Telephone / fax:

•       +7 (499) 125-21-77

•       +7 (499) 125-36-69

•       +7 (495) 661-46-24

(6)      Banking details:

•       Account No. 40802810638110100965

•       Correspondent account No. 30101810400000000225

•       Joint stock commercial Savings Bank of the Russian Federation (open joint stock company), Donskoi Branch No 7813, Russia’s Savings Bank

Bank identification code 044525225

VII. Other Additional Information Disclosed in the Squeeze-Out Demand to Purchase Securities Issued by the Open Joint Stock Company in Series

7.1.	Details of the registrar of OJSC VimpelCom

(1)      The registrar’s name:

•       Full name: Closed Joint Stock Company “THE NATIONAL REGISTRY COMPANY”;

•       Abbreviated name: NRC

(2)      Registered / mailing address: 6 Veresaev Street, Moscow 121357, Russian Federation;

(3)      Main State Registration Number (OGRN) 1027739063087

(4)      Taxpayer Identification Number (INN) 7705038503

(5)      Registration Reason Code (KPP) 773101001

(6)      Details of its license to maintain a register:

•       Date of issue: September 6, 2002;

•       No. 10-000-1-00252;

•       Form number: Series 03 No. 000397;

•       Period of validity: perpetual;

•       Issued by the Russian Federal Commission for the Securities Market; and

•       Signed by I.V. Kostikov, Chairman, Russian Federal Commission for the Securities Market.

Prepared using the system GARANT

[1]	Specify as a percentage of all issued and outstanding shares of common stock with an accuracy to at least two decimal places.
[2]	Specify as a percentage of all issued and outstanding preferred shares with an accuracy to at least two decimal places.
[3]	Specify as a percentage of all issued and outstanding shares specified in Article 84.1(1) of the Federal Law “On Joint Stock Companies,” with an accuracy to at least two decimal places.

[Back of the last page]

[Label securing the thread binding the document, and displaying the following text in italics:]

Seventeen (17) pages bound and numbered

[signed] [signed]

Exhibit 99.4

Recommendations

of the Board of Directors of Open Joint Stock Company “Vimpel-Communications” (OJSC VimpelCom)

Regarding the Squeeze-out Demand Received from VimpelCom Ltd. with Respect to Securities Issued by

OJSC VimpelCom

In connection with the squeeze-out demand (the “Squeeze-out Demand”) received by OJSC VimpelCom on May 25, 2010 from its shareholder VimpelCom Ltd., which demand is made with respect to registered shares of OJSC VimpelCom common stock under Article 84.8 of Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995 (the “JSC Law”), the Board of Directors of OJSC VimpelCom (the “Board”) notes as follows:

1. The Squeeze-Out Demand bears a stamp of Russia’s Federal Service for Financial Markets dated May 7, 2010, evidencing that prior notification has been made in accordance with Article 84.9(1) of the JSC Law.

2. The market value of OJSC VimpelCom shares to be purchased, as determined by an independent appraiser (as per Report No. 1138/10 of May 5, 2010 on the Appraisal of the Market Value of One Common Share in OJSC VimpelCom, prepared by a consortium comprising Limited Liability Company Institut Problem Predprinimatelstva and ZAO Deloitte and Touche CIS and signed by appraisers S.R. Edomsky and Ye.A. Burdaeva and by Ye.V. Popov, a partner at ZAO Deloitte and Touche CIS, with the seal of Limited Liability Company Institut Problem Predprinimatelstva and the signature of its Director, N.Yu. Mochulovskaya, affixed thereto), is eleven thousand eight hundred (11,800) rubles per registered share of OJSC VimpelCom common stock. The price of OJSC VimpelCom shares which is specified in the Squeeze-out Demand as the price at which shares will be purchased by VimpelCom Ltd., is eleven thousand eight hundred (11,800) rubles per share to be purchased. In addition, (i) the purchase price specified for OJSC VimpelCom shares in the Squeeze-out Demand exceeds the price at which such shares were purchased under the relevant voluntary tender offer to acquire all securities issued by OJSC VimpelCom and covered by Article 84.2(1) of the JSC Law, which offer resulted in the ownership of more than 95% of all shares of OJSC VimpelCom by VimpelCom Ltd., and (ii) in accordance with the terms of the Squeeze-out Demand, neither VimpelCom Ltd. nor any of its affiliates has, at any time after the expiration of the period of acceptance of said voluntary tender offer, purchased or agreed to purchase any securities to be purchased thereunder, except for the purchase of OJSC VimpelCom securities as a result of the acceptance of, and on the terms of, said voluntary tender offer.

3. The purchase price specified for registered shares of OJSC VimpelCom common stock in the Squeeze-out Demand complies with Article 84.8(4) of the JSC Law.

In view of the above and in accordance with Articles 84.3 and 84.8 of the JSC Law, the Board adopted the following recommendations regarding the Squeeze-out Demand:

1. The purchase price of OJSC VimpelCom shares to be purchased, which is specified in the Squeeze-out Demand to be eleven thousand eight hundred (11,800) rubles per registered share of OJSC VimpelCom common stock, is determined to be in compliance with Article 84.8(4) of the JSC Law.

2. Under applicable Russian law, the receipt by OJSC VimpelCom of the Squeeze-out Demand from its majority shareholder does not require any actions to be performed by the remaining shareholders of OJSC VimpelCom, except for the possibility for them to send to the address specified in the Squeeze-out Demand an application with bank details or money order address to be used for the transfer of funds for purchase of such securities. Under the Squeeze-out Demand, the date as of which the list of owners of securities being bought out will be compiled is July 14, 2010 – from this date, no transfer or encumbrance of such securities is permitted, and all operations with such securities are blocked on the shareholder register of OJSC VimpelCom.

Attachments:

(1) Squeeze-Out Demand

(2) Conclusion of the independent appraiser’s report

(3) Form of application for money transfer

(4) Cover letter to OJSC VimpelCom shareholders

Exhibit 99.5

To:	Directors of VimpelCom Ltd.

Dear Sirs:

Pursuant to agreement No. 56/O dated April 9, 2010, valuers from Limited Liability Company “Institut Problem Predprinimatelstva” in consortium with ZAO Deloitte & Touche CIS determined the market value of one common share in Open Joint Stock Company Vimpel-Communications (“OJSC VimpelCom”), hereinafter referred to as a “Share.”

The purpose of the valuation and the anticipated use of the results of the valuation: the determination of the market value of a Share for the purpose of purchasing shares.

Upon completion of the valuation, the valuers have concluded that:

Subject to all assumptions and qualifications stated in the Report, the market value of one common share in OJSC VimpelCom determined as of February 28, 2010 after its rounding in accordance with the applicable arithmetic rules and subject to the accuracy of the input data is eleven thousand eight hundred (11,800) rubles.

A detailed analysis and calculation of the market value of one common share in OJSC VimpelCom are provided in this Report, all parts of which must be interpreted together and not separately, with due regard to all assumptions and qualifications stated in the Report.

Note that this letter forms an integral part of the Report that follows.

If you have any questions regarding the Report we will be happy to give you any further necessary explanations at your convenience.

[signed] [stamp of Limited Liability Company “Institut Problem Predprinimatelstva”]

N.Yu. Mochulovskaya

Director

Limited Liability Company “Institut Problem Predprinimatelstva”

Exhibit 99.6

VimpelCom Ltd. Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands

From the shareholder Open Joint Stock Company Vimpel-Communications

(last name, first name, patronymic / name of legal entity)

Passport or Registration Certification of a legal entity:

series	No.	Issued by:

Date issued

Residence address (registered address of the legal entity):

Contact phone/fax:

Contact person:

APPLICATION

Pursuant to Article 84.8(6) of the Federal Law On Joint Stock Companies please transfer the cash for the purchased common shares of the Open Joint Stock Company Vimpel-Communications owned by me as designated below (check as appropriate):

☐	- by postal money order to the following address:

or

☐	- by wire transfer to the following bank account:
Beneficiary (office of the bank)

TIN of the Beneficiary (office of the bank)

Settlement account of the office of the bank:

Name of the bank:

BIC of the bank:
Correspondent account:

Personal account number of the individual seller:

SEAL (for legal entities)	Shareholder’s signature

                                         , 2010

For official use only

The application was accepted and registered on                     , 2010.